SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

EDAP TMS S.A. Files

Presentation to Investors

Road Show U.S.A.

From Jan. 16, 2006 to Jan. 27, 2006

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 01-17-2006
EDAP TMS S.A.

/S/ HUGUES DE BANTEL

HUGUES DE BANTEL
CHIEF EXECUTIVE OFFICER

edap tms
Bringing New Horizons to Therapy

EDAP TMS Investor Summary

The world leader in HIFU for localized prostate cancer

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Focus on Ablatherm®-HIFU

edap tms
Bringing New Horizons to Therapy

Ablatherm
edap
edap

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Focus on Ablatherm®-HIFU

edap tms
Bringing New Horizons to Therapy

Ablatherm
edap

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Focus on Ablatherm®-HIFU

edap tms
Bringing New Horizons to Therapy

Imaging and treating

Robotized probe placement

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HIFU Market

edap tms
Bringing New Horizons to Therapy

T1-T2
Other

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HIFU Market

edap tms
Bringing New Horizons to Therapy

Currently Available Therapies for Localized Prostate Cancer

- **Current alternatives to HIFU:**
  - Surgery - Radiation - Watchful Waiting - Cryosurgery

Europe*

60
50
40
30
20
10
0
53%
30%
14%
1%
2%
Current Alternatives
Radiation
Surgery
W.waiting
Cryo
HIFU

USA*

45
40
35
30
25
20
15
10
5
0
45%
35%
17%
3%
Current Alternatives
Radiation
Surgery
W.waiting
Cryo

*Corporate estimates

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HIFU Market

The Best Solution Available Today:

- Optimal efficacy
- Preserving quality of life

Low
Side Effects
High
HIFU
EBRT
Cryosurgery
Brachy
Surgery
Low
Efficacy
High

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HIFU Market

edap tms
Bringing New Horizons to Therapy

Our Proven Efficacy*

T1-T2 Population (First Choice Therapy)
Negative biopsy rates
82,1
86,4
92,1
High risks
Intermediate-risk
Low-risk
T2c or PSA > 20 ng/ml or Gleason ≥ 8
T2b or 10 < PSA ≤ 20 ng/ml or Gleason = 7
T1-T2a and PSA ≤ 10 ng/ml and Gleason score ≤ 6

Confirmed at Five Years**

87%
93.4%

87% of patients with a PSA back to normal at 3 months (PSA < 1ng/ml)

93.4% of all patients had negative controlled biopsies

*** Blana & al. Urology, 2004*

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HIFU Market

edap tms
Bringing New Horizons to Therapy

Preservation of Quality of Life : Lowest Side Effects

Incontinence
50%
10%
7-52%
0-15%
0-19%
1-7%
0-2%[1]
Radical prostatectomy
Beam Radiation
Brachy
Cryo
HIFU Ablatherm

Impotence
100%
50%
10%
14-90%
50-61%
14-66%
47-95%
Complete 65%
Partial 25%
Radical prostatectomy
Beam Radiation
Brachy
Cryo
HIFU Ablatherm

Fistula
20%
10%
0-1%
0-3%
0-3%[2]
< 0.2%
Radical prostatectomy
Brachy
Cryo
HIFU Ablatherm

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HIFU Market

Less Expensive than Radiation Therapies

High
Capital Investment
Medium
Low
EBRT
HIFU
Brachy
Surgery
5
10
15
20
25
30
$'000 treatment total cost

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HIFU Market for Prostate Cancer

edap tms
Bringing New Horizons to Therapy

Growth Strategy Road Map

- We have successfully met all major market challenges

Nb of patients
Reimbursement
Evaluation process
Market Introduction
Market Expansion
Global market leadership FDA
Development phases
1989
2000
2004
2008
- Clinical phases I & II
- Parameters & procedure optimisation
- IP protection & patents
- Centers of Excellence
- Clinical trials
- Approval in Europe
- Shift toward mobile business model
- Reimbursement
- Market education

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HIFU Market

edap tms
Bringing New Horizons to Therapy

Mobile Through Europe

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HIFU Market

Momentum: CPP Growth

2000
1800
1600
1400
1200
1000
800
600
400
200
0
562
1,422
1,743
2003
2004
2005

CPP Revenues in (€ 000s)

3500
3000
2500
2000
1500
1000
500
0
1 542
2 048
2,400*
144
461
621*
2003
2004
2005
All Treatments
CPP

Number of Treatments / CPPs

Average 2005 selling CPP price : €2,807

(*) estimated at Dec. end' 05

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Growth in HIFU Service Business

Recurring and Very Profitable Maintenance Revenues

1200
1000
800
600
400
200
0
377
575
1021
2003
2004
2005

HIFU Service Revenues in (€ 000s)

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HIFU Market

edap tms
Bringing New Horizons to Therapy

German Mobile CPP Business Model

180
160
140
120
100
80
60
40
20
0
16
84
79
147
167
2003
Q1+Q2 2004
Q3+Q4 2004
Q1+Q2 2005
Q3+Q4 2005

Number of treatments

- Revenues related to mobile CPP business

500
400
300
200
100
0
212
235
364
435
Q1+Q2 2004
Q3+Q4 2004
Q1+Q2 2005
Q3+Q4 2005

Mobile revenue growth (in K€)

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HIFU Market

edap tms
Bringing New Horizons to Therapy

Growth Strategy

nature CLINICAL PRACTICE
UROLOGY

impact
Des traitements vraiment adaptés

580 CFRA NEWS TALK RADIO www.cfra.com

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HIFU Market

Rapidly Accelerating Market Acceptance

- **9,000 estimated cumulative treatments as of December end 2005**

10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
2016
3122
4671
6686
9000
2001
2002
2003
2004
2005

Cumulative number of treatments
45% CAGR

- **Currently 96 sites delivering treatment:**

100
90
80
70
60
50
40
30
20
10
0
12
17
63
96
2001
2002
2003
2004
2005

Cumulative sites using Ablatherm
68% CAGR

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Focus on Lithotripsy

edap tms
Bringing New Horizons to Therapy

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Lithotripsy Market

edap tms
Bringing New Horizons to Therapy

Geographical Distribution of Global Lithotripsy Market

25%
25%
8%
42%
Europe
Americas
Asia
Others

Company 's estimates

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Lithotripsy Leadership

edap tms
Bringing New Horizons to Therapy

EDAP TMS's Large Installed Base*

135 Litho
76 Litho
25 Litho
183 Litho

Total: 416 litho

- Europe: 76 LITHO
- Americas: 25 LITHO
- Asia: 183 LITHO
- Others: 135 LITHO

* Company's figues at Dec. '05

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Lithotripsy Strategy

edap tms
Bringing New Horizons to Therapy

LITHOTRIPSY: Provides Momentum for Overall Business

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Shareholders / Stock Performance

edap tms
Bringing New Horizons to Therapy

7,781,731 Outstanding shares*:

- 6,715,873 ADRs (floating)
- 1,065,858 Ordinary shares (non-floating)

Siemens (12.9%)
Wells Capital (21.4%)
Balance (65.7%)

USD as of 1/13/06

EDAP Daily
Earnings Up Down Dividends Splits
1/10/06
7.0
6.5
6.0
5.5
5.0
4.5
4.0
3.5
3.0
Volume
©BigCharts.com
200
150
100
50
0
Thousands
Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 06

* At Dec. 31, 2005

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Thank you

Bringing New Horizons to Therapy

Investor Relations:

USA
Halliburton Investor Relations
Matt Kreps or Geralyn Debusk
972 458 8000

IR information available online
www.edap-tms.com

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 [LOGO OF EDAP TMS]

EDAP TMS Investor Summary
The world leader in HIFU for localized prostate cancer

Hugues de Bantel: Chief Executive Officer
Philippe Chauveau: Chairman of the Board
January 2006

Forward Looking Statements	[LOGO OF EDAP TMS]

This presentation contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These include statements regarding the Company’s growth and expansion plans. Such statements are based on management’s current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company’s filings with the Securities and Exchange Commission.

Company Overview	[LOGO OF EDAP TMS]

EDAP TMS S.A. is the world leader in High Intensity Focused Ultrasound treatment for prostate cancer.

The company develops and markets Ablatherm®-HIFU, a proven minimally invasive and effective treatment option for localized prostate cancer, preserving patient quality of life. The company is also developing this technology for the treatment of certain other types of tumors.

EDAP also develops and commercializes medical equipment for treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL), an established treatment choice.

EDAP TMS Global Operations	[LOGO OF EDAP TMS]

EDAP is Addressing Two Major Pathologies in Urology:
Prostate Cancer & Urinary Stones

HIFU

A new advance in the treatment of prostate cancer 50% gross margin*

•	Approved in Europe, Canada, Russia, Australia, South East Asia

•	Start of US clinical trials approved by FDA

•	High growth market

•	New market, reimbursement opportunities

•	Site and per-use options

•	Make-it-happen model

LITHOTRIPSY

A mature treatment for basic urological tract stones 30% gross margin*

•	Provides momentum for overall business

•	Driven by replacement

•	Gaining market share

•	Predictable margins and cycles

•	Worldwide network to build on

•	Bringing new products to the pipe

*as of September 05

Global Growth Platform	[LOGO OF EDAP TMS]

•	2004 operational turnaround demonstrated cash-positive capabilities in both divisions

•	In 2005, market expansion was driven by the following strategy:
• Expanded mobile services base and treatments
• Continued strong site and treatment growth rates
• Launched Ablatherm®-HIFU in new countries
• Secured reimbursements in key countries, including UK

•	Strengthened gross margins: 41%+ as of Sept. ‘05

•	Maintained growth in high margin services contracts

•	Used cash to fund marketing campaigns to patients and doctors in key countries, expand to new markets

•	Ready for FDA trials sponsored by HealthTronics (HTRN) starting early 2006

Focus on Ablatherm®-HIFU	[LOGO OF EDAP TMS]

The Market Potential for Minimally Invasive Prostate Cancer
Treatment Represents EDAP’s High Growth Opportunity

[GRAPHIC APPEARS HERE]

The Ablatherm®-HIFU Solution	[LOGO OF EDAP TMS]

EDAP is committed to:

•	Offer patients the best combination Safety and Efficacy

•	Full enlightenment of patients about existing treatment options

•	Preserve patient quality of life

Ablatherm-HIFU is The Solution for growing sensitivity and awareness from prostate cancer patients about:

–	Their safety
–	Their health
–	Their family life
–	Their sexual drive
–	Their future

[GRAPHIC APPEARS HERE]

Focus on Ablatherm®-HIFU	[LOGO OF EDAP TMS]

The New Integrated Imaging Ablatherm:
 The Most Advanced HIFU Technology with the New Dual Function Probe

[GRAPHIC APPEARS HERE]

Focus on Ablatherm®-HIFU	[LOGO OF EDAP TMS]

Imaging & Treating Simultaneously

Imaging

From a transversal real-time image, the 7.5 MHz electronic ultrasound transducer can provide an accurate 3D reconstruction of the treatment area

[GRAPHIC APPEARS HERE]

Firing

High-energy ultrasound waves are focused through the rectal wall to the targeted prostate area without damaging surrounding tissues

[GRAPHIC APPEARS HERE]

Focus on Ablatherm®-HIFU	[LOGO OF EDAP TMS]

Imaging and treating

The firing process is visible in real time on the echographic display

[GRAPHIC APPEARS HERE]

Robotized probe placement

5 axis computer controlled movements, a very sophisticated device with fully robotized motion control for precise probe positioning

[GRAPHIC APPEARS HERE]

HIFU Market	[LOGO OF EDAP TMS]

Market Driving EDAP Forward

•	Prostate Cancer: 2nd most common cancer in American and European males:
	•	231,000 new cases per year in the USA*
	•	238,000 new cases per year in Europe**

•	Dramatic increase in worldwide public awareness:
	•	Increased sensitivity toward Quality of Life
	•	Systematic PSA screening
	•	Huge awareness campaigns

•	Significant increase in Prostate Cancer cases:
	•	Increase in life expectancy
	•	Aging baby boomers

•	Growing awareness & concern related to significant side effects with traditional treatments

* (Sources 2004 American Cancer Society)
**(Sources: 2004, International Agency for Research on Prostate Cancer)

HIFU Market	[LOGO OF EDAP TMS]

The current market scope for Ablatherm-HIFU is 70% of all prostate cancer cases

[CHART APPEARS HERE]

Today, less than 1% of these patients are treated with Ablatherm-HIFU!

HIFU Market	[LOGO OF EDAP TMS]

Currently Available Therapies for Localized Prostate Cancer

•	Current alternatives to HIFU:
- Surgery - Radiation - Watchful Waiting - Cryosurgery

Europe*	USA*

[CHART APPEARS HERE]	[CHART APPEARS HERE]

Current Alternatives	Current Alternatives

•	Large number of treatments today performed by specialists other than urologists

*Corporate estimates

HIFU Market	[LOGO OF EDAP TMS]

The Best Solution Available Today:

- Optimal efficacy	- Preserving quality of life

[CHART APPEARS HERE]

HIFU Market	[LOGO OF EDAP TMS]

Our Proven Efficacy*

[CHART APPEARS HERE]

* C. Chaussy, S. Thüroff, G. Vallancien, W. Wieland, H.J. Kiel, A. Le Duc, F. Desgranchamps, J. de la Rosette, A. Gelet:  High Intensity Focused Ultrasound and Localized Prostate Cancer: Efficacy Results of the European Multicentric Study, The Journal Of Urology, October 2003

Confirmed at Five Years**

[CHART APPEARS HERE]

Disease free progression at 5 years comparable to established treatment modalities

** Blana & al. Urology, 2004

HIFU Market	[LOGO OF EDAP TMS]

Preservation of Quality of Life : Lowest Side Effects

Incontinence

[CHART APPEARS HERE]

Fistula

[CHART APPEARS HERE]

Impotence

[CHART APPEARS HERE]

PCRI Litterature Review 2005
[1] Journal of Urology 2003 (Dr Gelet) & WCE Congress 2003 (Dr D’Hont)
[2] Contemporary Urology 2004
[3] Journal of Urology July & Nov. 2004, Surgeon 2005 Dec & Journal of Endourology July/August 2005

HIFU Market	[LOGO OF EDAP TMS]

Clinical Benefits: Preservation of Quality of Life

Non-Invasive:	No port, no seeds, no radiation

Effective:	Precise and definitive necrosis of the targeted area

Early Feedback:	Nadir PSA after only 3 months

Quality of Life:	Minimal side effects

Repeatable:	If needed at any time during follow up

Adaptable:	To the physician and the patient’s therapeutic goals

No Therapeutic Impasse:	Alternative options still open post Ablatherm

HIFU Market	[LOGO OF EDAP TMS]

Less Expensive than Radiation Therapies

[CHART APPEARS HERE]

HIFU Market	[LOGO OF EDAP TMS]

2006 Market opportunities

•	Grow 2005 new markets: Canada, UK, Australia & Switzerland

•	Starting US clinical trials through relationship with HTRN

•	Priming the pump through cost-per-procedure (CPP) & mobile model

•	Approval and reimbursement in key markets:

	–	national reimbursement process varies by country

	–	dynamics of approval in the US

•	Huge potential through market education

•	Strengthen clinical credibility, support of key opinion leaders

•	Maintain technological Mastery / Leadership via strong IP

•	Expand HIFU to other pathologies

HIFU Market for Prostate Cancer	[LOGO OF EDAP TMS]

Growth Strategy Road Map

•	We have successfully met all major market challenges

[CHART APPEARS HERE]

HIFU Market	[LOGO OF EDAP TMS]

FDA Trials Road Map

1-	FDA approval obtained to start clinical trials in the US to prove efficacy

2-	Finalization of contracts with 10 participating clinical institutions, a mix of high profile academic sites and private practices

3-	Ablatherm devices are being deployed and clinical staff trained to start first cases

4-	Expect 4 sites up and running by end of February ‘06, and the majority of sites to be treating patients by end of first quarter ‘06

HIFU Market	[LOGO OF EDAP TMS]

Recent Market Expansion

Australia

•	Launched at St Vincent’s Clinic, Sydney, on CPP basis in October 2005

•	Utilization for retreatment of brachytherapy and radiation failures

United Kingdom

•	Unit at Stepping Hill Hospital since April 2004

•	Set up Royal Marsden Hospital, London

•	October 2005 reimbursement approval by BUPA opened market to further sales

•	Launch at Guys Hospital, London

•	Launch of Mobile-HIFU, a private UK company

•	Additional selling activity in progress through distribution partner Sigmacon

HIFU Market	[LOGO OF EDAP TMS]

CPP Business Model = Growth Opportunity

•	Cost-per-Procedure (CPP) performed is an easy and profitable way to make this technology available to a larger number of patients as well as hospitals and clinics

•	Mobile business facilitates rapid access to Ablatherm HIFU technology

•	No upfront investment from the hospital

HIFU Market	[LOGO OF EDAP TMS]

Mobile Through Europe

•	Deploy mobile units for France, Germany, Austria, Italy, Spain, UK, Belgium and other locations

•	63 sites using Ablatherm-HIFU on a mobile basis at December ’05 end

[GRAPHIC APPEARS HERE]

HIFU Market	[LOGO OF EDAP TMS]

Momentum: CPP Growth

[CHART APPEARS HERE]	[CHART APPEARS HERE]

CPP Revenues in (€ 000s)	Number of Treatments / CPPs

Average 2005 selling CPP price : €2,807

(*) estimated at Dec. end ‘ 05

Growth in HIFU Service Business	[LOGO OF EDAP TMS]

Recurring and Very Profitable Maintenance Revenues

•	Maintenance contracts include supplies, professional services

•	Average maintenance contract is 10% of the equipment invoice price

•	Average gross margins on maintenance is 68%

[CHART APPEARS HERE]

HIFU Service Revenues in (€ 000s)

HIFU Market	[LOGO OF EDAP TMS]

German Mobile CPP Business Model

•	Cumulative estimated 500 treatments completed as of December end 2005

•	21 sites using the Ablatherm on a mobile CPP basis

•	Two Ablatherm mobile units

•	Revenues related to mobile CPP business

[CHART APPEARS HERE]	[CHART APPEARS HERE]

Number of treatments	Mobile revenue growth (in K€)

HIFU Market	[LOGO OF EDAP TMS]

Regulatory Approvals

	Approvals	&		Reimbursements

–	CE mark in 2000		–	Reimbursement in Germany & Italy (up to €4,000)

–	Canada (2004)		–	Reimbursement in the UK by BUPA (up to £11,000)

–	Positive NICE guidance (April 2005)		–	Reimbursement by other UK providers

–	FDA approval obtained to start clinical trials

–	Seeking US and Japan marketing approval for Ablatherm-HIFU

HIFU Market	[LOGO OF EDAP TMS]

Growth Strategy

•	Leverage awareness using PR & web support

•	Build-up “centers of excellence” to maintain and strengthen our clinical credibility

•	Strong relationship with local urology communities and opinion leaders

•	Encourage urologists to capture the market from radio-oncologists

•	Develop mobile CPP HIFU solutions in selected European countries

[GRAPHICS APPEAR HERE]

HIFU Market	[LOGO OF EDAP TMS]

Rapidly Accelerating Market Acceptance

•	9,000 estimated cumulative treatments as of December end 2005

[CHART APPEARS HERE] Cumulative number of treatments 45% CAGR
•	Currently 96 sites delivering treatment:

[CHART APPEARS HERE] Cumulative sites using Ablatherm 68% CAGR

Focus on Lithotripsy	[LOGO OF EDAP TMS]

[GRAPHIC APPEARS HERE]

Lithotripsy Leadership	[LOGO OF EDAP TMS]

•	Satisfied installed base of more than 400 lithotripters worldwide

•	A Leader in Asia, including Japan, and Europe due to customer proximity and provided services

•	IP Protection: 17 Lithotripsy Patents

•	Mature market with pressure on prices and margins;

•	Highly skilled staff, very low turnover

Lithotripsy Market	[LOGO OF EDAP TMS]

LITHOTRIPSY: Worldwide Market Scope

•	Market Drivers:
	•	Service Capacity, Credibility & Proximity
	•	Technology
	•	Global reach

•	Current Worldwide Installed Base > 3,000 Units Replacement Market > 300 Units / Year @ average $250,000 (= $75M / Year)

•	Service & Consumables Predictable Revenue @ 8-10% of Equipment sold per year
	•	Predictable, high-margin revenue

•	Sales & Service Experience opens market to the Ablatherm-HIFU model

Company ’s estimates

Lithotripsy Market	[LOGO OF EDAP TMS]

Geographical Distribution of Global Lithotripsy Market

[GRAPHIC APPEARS HERE]

Company ’s estimates

Lithotripsy Leadership	[LOGO OF EDAP TMS]

EDAP TMS’s Large Installed Base*

[GRAPHIC APPEARS HERE]

* Company’s figues at Dec. ‘05

Lithotripsy Strategy	[LOGO OF EDAP TMS]

LITHOTRIPSY: Provides Momentum for Overall Business

•	Improved products & marketing

•	Create key differentiators through services

•	Strong Project Sales Approach vs. Equipment Sales:
• Equipment
• Maintenance (on site, online, preventive, corrective maintenance services)
• Training programs
• Financing solutions

•	New products in the pipe

•	Contract Manufacturing

 [LOGO OF EDAP TMS]

Financials

EDAP TMS Financials	[LOGO OF EDAP TMS]

•	Profit capable at both operating division levels

•	Well capitalized for additional investments in growth of new and current markets

•	Focus on cost controls, prudent investment of capital

•	Strong, improving margins throughout 2005:
41% Company Gross Margin as of Sept.’05

•	Leverage in model for increased treatment volumes:
Increased service revenues and incremental leverage to revenue growth

Division Performance	[LOGO OF EDAP TMS]

EDAP – HIFU Division: Euro 000s*

First Nine Months	Revenue	Gross Margin	Operating Income (Loss)

2005	5,033	50%	(333)
2004	5,064	45%	164

TMS – UDS (Lithotripsy) Division: Euro 000s*

First Nine Months	Revenue	Gross Margin	Operating Income (Loss)

2005	11,686	30%	209
2004	13,214	31%	164

*	EDAP markets and sells Ablatherm®; TMS does all manufacturing and markets and sells Lithotripters;
See the 20F for a complete description

Strong Balance Sheet	[LOGO OF EDAP TMS]

All figures in 000s	Sept. 30, 2005 Euros	June 30, 2005 Euros	Sept. 30, 2005 $US	June 30, 2005 $US

Balance Sheet and Liquidity
Cash and Cash Equivalents	7,463	8,222	8,999	9,947
Total Current Assets	22,014	23,254	26,545	28,133
Total Current Liabilities	9,786	10,089	11,800	12,205
Shareholders’ Equity	16,953	17,543	20,442	21,224

Translated for convenience of the reader to U.S. dollars at the noon buying rate of 1 Euro = 1.2058 USD, on September 30, 2005 and at the noon buying rate of 1 Euro = 1.2098 USD, on June 30, 2005.

Income Statement	[LOGO OF EDAP TMS]

For the 12 Months Ending All figures in 000s	Dec. 31, 2004 Euros	Dec. 31, 2003 Euros	Dec. 31, 2004 $US	Dec. 31, 2003 $US

Total Revenues	22,163	18,473	27,654	21,079
Cost of Sales	(13,676)	(13,094)	(17,065)	(14,942)

Gross Profit	8,487	5,379	10,589	6,137
Interest, Currency, Taxes, Other	(319)	(855)	(398)	(976)
Total Operating Expenses	(9,317)	(13,500)	(11,624)	(15,404)

Net Income (Loss)	(1,149)	(8,976)	(1,433)	(10,243)
Basic EPS	(0.15)	(1.15)	(0.18)	(1.32)

2004 average Euro/$US Exchange rate of 1 Euro = 1.2478 $US
2003 average Euro/$US Exchange rate of 1 Euro = 1.1411 $US
EPS based on 7,782,000 average basic shares outstanding all periods

Income Statement	[LOGO OF EDAP TMS]

For the 9 Months Ending All figures in 000s	Sept. 30 2005 Euros	Sept. 30 2004 Euros	Sept. 30 2005 $US	Sept. 30 2004 $US

Total Revenues	14,603	16,511	18,355	20,215
Cost of Sales	(8,688)	(10,158)	(10,920)	(12,437)

Gross Profit	5,915	6,353	7,435	7,778
Interest, Currency, Taxes, Other	259	50	325	61
Total Operating Expenses	(7,285)	(7,181)	(9,156)	(8,792)

Net Income (Loss)	(1,111)	(778)	(1,396)	(953)
Basic EPS	(0.14)	(0.10)	(0.18)	(0.12)

2005 average nine months Euro/$US Exchange rate of 1 Euro = 1.2569 $US
2004 average nine months Euro/$US Exchange rate of 1 Euro = 1.2243 $US
EPS based on 7,781,731 average basic shares outstanding all periods

Investor Highlights	[LOGO OF EDAP TMS]

Focus on continued growth and expansion

•	Well positioned as the global leader in HIFU installations, treatment technology and clinical data

•	Compelling clinical benefits, growing market awareness breeding demand

•	Established successful model to enter and grow new key markets in Europe, Canada and the U.S.

•	Continued focus on reimbursement, market entry, site growth and treatment acceleration

•	Continued focus on revenues, costs and growth leading to profitability

Investor Highlights	[LOGO OF EDAP TMS]

Committed Management

•	Management focus on increasing company valuation

•	Driving HIFU approval and reimbursement in all key markets with a focus on total number of treatments

•	Strengthening our marketing team to drive an international marketing campaign to educate doctors, patients and reimbursement providers

Shareholders / Stock Performance	[LOGO OF EDAP TMS]

7,781,731 Outstanding shares*:

–	6,715,873 ADRs (floating)

–	1,065,858 Ordinary shares (non-floating)

Strong Stock Performance late 2005, reflecting HIFU potential high growth and increasing interest.

Market Cap: $51.7 million
TTM Revenues: $26 million
Cash: $9.7 million
Avg. Vol.: 28,000 shares
           USD as of 1/13/06

[CHARTS APPEAR HERE]

* At Dec. 31, 2005

Thank you

[LOGO OF EDAP TMS]

Investor Relations:

France
EDAP Corporate
Blandine Confort
+33 4 78 26 40 46

USA
Halliburton Investor Relations
Matt Kreps or Geralyn Debus
972 458 8000

IR information available online
www.edap-tms.com